bfinance US Limited

(A wholly owned subsidiary of bfinance International Limited)
(SEC I.D. No. 8-69021)

Statement of Financial Condition
(With Report of Independent Registered Public Accounting Firm Thereon)

As of and for the Year Ended March 31, 2026

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SEC FILE NUMBER
8-67218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/1/2025 (MM/DD/YY) AND ENDING 3/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: bfinance US Limited

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

36 Queen Street, 2nd Floor
(No. and Street)

London	UK	EC4R IBN
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Vafai	44 20 7747 8621	dvafai@bfinance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Vafai, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of bfinance US Limited, as of March 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Member of bfinance US Limited

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of bfinance US Limited as of March 31, 2026, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of bfinance US Limited as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of bfinance US Limited's management. My responsibility is to express an opinion on bfinance US Limited's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to bfinance US Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

I have served as bfinance US Limited's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
August 14, 2026

bfinance US Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

ASSETS		
Cash	$	43,866
Accounts receivable		2,179,528
Security Deposit		4,353
TOTAL ASSETS	$	2,227,747
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	14,903
Due to parent		705,142
TOTAL LIABILITIES		720,045
Commitments and Contingencies (Note 6)		
SHAREHOLDER'S EQUITY		1,507,702
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,227,747

See accompanying notes.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Description of Business and Organization
bfinance US Limited (the Company), is a private limited company incorporated in England and Wales under the Companies Act of 2006 and domiciled in the United Kingdom. The Company is a wholly-owned subsidiary of bfinance International Limited (the Parent). The Company serves as a finder for unaffiliated private equity funds and other collective investment vehicles. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective March 11, 2014.

Government and Other Regulation
The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements and accompanying notes are prepared with accounting principles generally accepted in the United States of America (“US GAAP”) unless otherwise disclosed.

Statement of Cash Flows
For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2026. Cash is held at two financial institutions and is insured by the FDIC up to $250,000. There were no uninsured cash balances as of December 31, 2026.

Revenue Recognition
The Company recognizes revenues in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied.

Advisory services are recognized when all service obligations have been fulfilled and there is a degree of certainty that investors will proceed with their investments and recognized based on amounts clients intend to invest. The transaction price is based on the value of the investment at specified commission rates and invoicing is based on actual amounts invested.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As revenue is recognized before the investor fulfils the investment mandate and given that the Company has no enforceable rights to compensation unless the mandate is invested the actual outcome may differ from estimates made at revenue recognition.

Accounts Receivable
Accounts receivables are stated at the amount management expects to collect from the balances outstanding at year-end. Management has evaluated accounts receivable at March 31, 2026 and believes they are all collectible.

Current Expected Credit Losses (CECL)
The Corporation follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Corporation identified receivables as impacted by the guidance.

The Corporation's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Corporation considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Corporation's expectation of the collectability in determining the allowance for credit losses. The Corporation's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At March 31, 2026 an allowance for credit losses was not considered necessary.

Income Taxes
The Company's operations and domicile are in the United Kingdom, accordingly the Company is subject to income tax in the United Kingdom. The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense. The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At March 31, 2026, the Company's net capital was $99,063 which exceeded the requirements by $51,060 and the ratio of Aggregate Indebtedness to Net Capital was 7.27 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent and affiliated company for use of facilities, salaries and benefits of joint employees, liability insurance and other related operating expenses. During the year ended March 31, 2026, expenses paid to the Parent made under the agreement amounted to $27,194 and is included in expenses in the accompanying statement of income.

The agreement is for a period of one year but may be canceled with written approval of each party and shall be extended for successive one year periods unless canceled by either party upon thirty days prior written notice.

The Company has an agreement with the Parent to pay for production costs associated with revenue. During the year ended March 31, 2026, $822,481 was paid to the Parent under this agreement. The Company has a transfer pricing agreement with its parent to achieve 6.5% operating margins. During the year ending March 31, 2026, the transfer pricing adjustment totaled $1,214,533.

NOTE 5. INCOME TAXES

At March 31, 2026, the Company has a deferred tax asset of approximately $155,992 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At March 31, 2026, the Company has a net operating loss carryforward of approximately $780,000. The net operating loss carryforward does not expire and can be used as long as the Company is in business.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2026, the Company was not in violation of this requirement. The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2026 or during the year then ended.

NOTE 7. FAIR VALUE

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

NOTE 8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company does not hold customers' cash or securities and, therefore, has no obligation under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

NOTE 9. DEFINED CONTRIBUTION PENSION

The Company sponsors a Defined Contribution Pension (401k Plan). The Company will match an amount, the allocation formula, and the percentage for dollar amount limit applicable to such match, if any, is at the complete and sole discretion of the Company and may vary. All employees 21 age and over who have completed 3 months of service are eligible to participate in the plan. Matching contributions to the plan in year ended March 31, 2026 were $45,695 and included in the Statement of Income.

NOTE 10. CONCENTRATIONS AND ECONOMIC DEPENDENCY

The Company's revenues consist of advisory services as discussed in Note 2 above.

Two funds accounted for approximately 79% of 2026 advisory services and accounted for approximately 83% of accounts receivable as of March 31, 2026.

NOTE 11. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, providing investment advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operations decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

NOTE 12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date for which the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.